SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE l3D
              Under the Securities Exchange Act of l934
                           Amendment No. 3

                     Guaranty National Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             401192109
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
           Senior Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           9 Farm Springs Road
                          Farmington, CT 06032
                           (860) 674-6600
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                     New York, New York l0112

                        November 3, 1997
-------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)

                  Exhibit Index Appears on Page 10

CUSIP No.401192109
--------------------------------------------------------------
 1)  Names of Reporting Persons  (a) Orion Capital Corporation
     S.S. of IRS Identification      IRS No. 95-6069054
     Nos of Above Persons        (b) The Connecticut Indemnity
                                     Company
                                     IRS No. 06-0303520
                                 (c) Connecticut Specialty
                                     Insurance Company
                                     IRS No. 06-1121822
                                 (d) Design Professionals
                                     Insurance Company
                                     IRS No. 94-2319176
                                 (e) Employee Benefits
                                     Insurance Company
                                     IRS No. 95-1613489
                                 (f) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (g) The Fire and Casualty
                                     Insurance Company of
                                     Connecticut
                                     IRS No. 06-0640218
                                 (h) Security Insurance
                                     Company of Hartford
                                     IRS No. 06-052957

                                 (i) SecurityRe, Inc.
                                     IRS No. 06-1008789
--------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
-------------------------------------------------------------
3)  SEC use Only
--------------------------------------------------------------

--------------------------------------------------------------
4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC


--------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut

-------------------------------------------------------------

               (7)  Sole Voting
Number              Power                  12,129,942
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       12,129,942
Each Reporting      Power
Person With    (10) Shared Dispositive
                    Power
--------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        12,129,942
--------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)

--------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  80.53%
--------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO

Item 1. Security and Issuer.
       -------------------

          This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company"). The principal executive offices of GNC are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112.
Item 2.  Identity and Background.
         ------------------------

         This statement is filed by Orion Capital Corporation ("Orion or the Parent"), a Delaware corporation with its principal executive offices at 9 Farm Springs Road, Farmington, Connecticut 06032, and eight of Orion's subsidiaries, each of which is a corporation organized under the laws of the state of
Connecticut: The Connecticut Indemnity Company ("CI"); Connecticut Specialty Insurance Company ("CSIC"); Design Professionals Insurance Company ("DPIC"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire and Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and SecurityRe, Inc. ("SRI"). The principal offices of CI, CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI are located at 9 Farm Springs Road, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI (collectively, the "Subsidiaries"). The Subsidiaries, other than SRI, underwrite and sell most types of property and casualty insurance
                               - 5 -
with an emphasis on commercial insurance in specialized markets, particularly workers compensation and professional liability. SRI is engaged in the management of the run-off operations of the Subsidiaries' assumed reinsurance business.
          This statement amends Items 1, 2, 3, 4, 5 and 7 of the
Schedule 13D dated May 8, 1996 as previously amended by Amendment No. 1, dated July 2, 1996 (which supplemented and modified the information contained in Amendment No. 2 to the Schedule 13G dated February 5, 1996 and filed in paper format by Orion and the Subsidiaries with respect to GNC's Common Stock) and amended by Amendment No. 2, dated September 18, 1997, by adding to such items the information contained herein.
         The executive officers and directors of Orion and the Subsidiaries, together with the present principal occupations and the name, principal business and address of any corporations or other organizations in which such principal occupations are conducted, appear in Annex A hereto.
Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The aggregate cash to be paid to shareholders of GNC, if the transactions contemplated as described in Item 4 are consummated, will consist of available cash and short-term investments of Orion and its Subsidiaries.

Item 4.  Purpose of Transaction.
         -----------------------

         On October 31, 1997, Orion and GNC announced that their respective Boards of Directors approved an agreement providing
                               - 6 -
for the merger of GNC into a wholly-owned subsidiary of Orion. Under the agreement, the merger will take place folowing the completion of an Orion tender offer for the approximately 2.9 million shares of GNC common stock that it doesn't already own for $36 per share in cash. The GNC Board approved this transaction following a recommendation by a committee consisting of its independent directors. The information set forth in the press release dated October 31, 1997 of Orion attached hereto as
Exhibit 1 is incorporated herein by reference.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

          According to GNC, there were 15,062,933 shares of GNC
Common Stock outstanding as of November 3, 1997.  Orion and its
Subsidiaries own, in the aggregate 12,129,942 shares of GNC
Common Stock as follows:

    Company                   No. of Shares Purchased
    ----------                -----------------------

        Orion                         1,145,000
        CI                            1,381,168
        CSIC                            215,154
        DPIC                            317,115
        EBIC                            618,612
        EIC                             630,379
        F&C                             637,998
        SICH                          7,116,802
        SRI                              67,714
                                     -----------
                                     12,129,942
                                     ===========

Orion may continue to be deemed the beneficial owner of all shares of GNC Common Stock owned by the Subsidiaries.
          Except as previously reported, or to the extent that the officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of GNC Common Stock by reason of their voting power or investment power with respect to the shares owned by Orion and the Subsidiaries, and except for the 2,450 shares of GNC Common Stock beneficially owned by W. Marston Becker, Chairman and Chief Executive Officer of Orion and Chairman of GNC, 321 shares of GNC Common Stock beneficially owned by Robert B. Sanborn, a Director of Orion and of GNC, 1,605 shares of GNC Common Stock beneficially owned by William J. Shepherd, a Director of Orion and of GNC, 481 shares of GNC Common Stock beneficially owned by John R. Thorne, a Director of Orion, 321 shares of GNC Common Stock beneficially owned by Kevin
W. Sullivan, Vice President and Assistant Chief Investment Officer of Orion and the Subsidiaries, 642 shares of GNC Common Stock beneficially owned by John Doran, a Vice President of DPIC and 350 shares of GNC Common Stock beneficially owned by Peter Vinci, Vice President and Controller of the Subsidiaries, no officer or director of Orion nor any of the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of GNC Common Stock or has effected any transaction in shares of GNC Common Stock since July 1, 1997.

Item 7.  Materials to be filed as Exhibits
         ------------------------------------.

         Exhibit 1  -  Form of Press Release
                       of Orion dated October 31, 1997

                          Signatures
                          -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ORION CAPITAL CORPORATION


                    By:/s/ Michael P. Maloney
                       ------------------------------
                       Senior Vice President,
                       General Counsel and Secretary



                     THE CONNECTICUT INDEMNITY COMPANY

                     CONNECTICUT SPECIALTY INSURANCE COMPANY

                     DESIGN PROFESSIONALS INSURANCE COMPANY

                     EMPLOYEE BENEFITS INSURANCE COMPANY

                     EBI INDEMNITY COMPANY

                     THE FIRE AND CASUALTY INSURANCE COMPANY
                     OF CONNECTICUT

                     SECURITY INSURANCE COMPANY OF HARTFORD

                     SECURITYRE, INC.


                    By:/s/ Michael P. Maloney
                       ----------------------------
                       Senior Vice President,
                       General Counsel and
                       Assistant Secretary




Dated:  November 3, 1997

                         EXHIBIT INDEX


Exhibit 1           Form of Press Release dated
                    October 31, 1997

                             ANNEX A


                                        Principal Occupation
Name and Address                        or Employment
-----------------                       --------------------

W. Marston Becker (1--9)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer
9 Farm Springs Road                     of Orion and each of the
Farmington, Connecticut 06032           Subsidiaries; President
                                        of SICH, CI and F&C

Gordon F. Cheesbrough (1)               Chairman and Chief
Scotia Capital Markets                  Executive Officer,
40 King Street West                     ScotiaMcLeod, Inc.,
Scotia Plaza, 66th Floor                Canadian investment
Toronto, Ontario M5W 2X6                dealers
Canada


Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenuer                     Manhattan Company,
New York, New York 10022                investment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Victoria R. Fash (1)                    Executive Vice President
Cognizant Corporation                   and Chief Financial
200 Nyala Farms Road                    Officer of Cognizant
Westport, Connecticut 06880             Corporation

Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company                     Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company
----------------------------------------------------------------
(l)  Director of Orion               (5)  Director of SICH
(2)  Director of CSIC                (6)  Director of CI
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of EIC
                                     (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Cost Mesa, California 92628             subsidiary of Textron,
                                        Inc.


James K. McWilliams (l)                 Proprietor of McWilliams
2288 Broadway                           & Company and General
San Francisco, California 94115         Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163

Robert B. Sanborn (1)                   Senior Executive
87 Farm Lane                            Consultant to Orion
South Dennis, Massachusetts 02660

William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090

John R. Thorne                          Morgenthaler Professor of
Furnace Run                             Entrepreneurship,
Pittsburgh, PA 15655                    Graduate School of
                                        Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of
                                        Pittsburgh (a non-profit
                                        corporation encouraging
                                        and supporting entre-
                                        preneurial businesses)
                                        since 1983; a General
                                        Partner of Pittsburgh
                                        Venture Partners, the
                                        General Partner of the
                                        Pittsburgh Seed Fund (a
                                        private venture fund)
                                        since 1985
----------------------------------------------------------------
(1) Director of Orion

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

William B. Weaver (1)                   President of Weaver
37 Park Avenue                          Capital Management (a
Suite 900                               money management firm
New York, New York 10017                based in New York City)
                                        from 1996 to the present;
                                        Managing Director of
                                        Lehman Brothers, Head of
                                        the Financial Services
                                        Group and a member of the
                                        Investment Banking
                                        Management Committee from
                                        1993 to 1996; Chief
                                        Operating Offficer of
                                        the Investment Banking
                                        Department of the First
                                        Boston Corporation from
                                        1991 to 1993; and
                                        Managing Director in The
                                        First Boston
                                        Corporation's M&A Group
                                        from 1985 to 1993


Raymond W. Jacobsen (2--8)              President of EIC and
EBI Companies                           EBIC; Senior Vice
500 Park Boulevard                      President of Orion, CI,
Itasca, IL 60143                        F&C, DPIC and SICH

Daniel L. Barry (2--9)                  Senior Vice President and
Orion Capital Corporation               Chief Financial Officer
9 Farm Springs Road                     of Orion, CSIC, EBIC,
Farmington, Connecticut 06032           EIC, F&C, DPIC, SICH, SRI
                                        and CI


---------------------------------------------------------------
(1)  Director of Orion
(2)  Director of CSIC                (6)  Director of CI
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of EIC
(5)  Director of SICH                (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Michael P. Maloney, Esq. (2--9)         Senior Vice President,
Orion Capital Corporation               General Counsel and
9 Farm Springs Road                     Secretary of Orion;
Farmington, Connecticut 06032           Senior Vice President,
                                        General Counsel and
                                        Assistant Secretary
                                        of each of the Sub-
                                        sidiaries

William G. McGovern                     Senior Vice President and
Orion Capital Corporation               Chief Actuary of Orion
9 Farm Springs Road                     and of each of the
Farmington, Connecticut 06032           Subsidiaries, except
                                        for SRI

Vincent T. Papa (2--8)                  Senior Vice President
Wm. H. McGee & Co., Inc.                of Orion and each of the
Two World Trade Center                  Subsidiaries, except for
New York, New York 10048                SRI


Raymond J. Schuyler (2--9)              Senior Vice President and
Orion Capital Corporation               Chief Investment Officer
600 Fifth Avenue                        of Orion and each of the
New York, New York 10020                Subsidiaries

Lawrence D. Nolen                       Vice President of CI,
Orion Capital Companies                 and SRI
312 Farmington Avenue
Farmington, Connecticut 06032

Ralph M. Herrmann                       Senior Vice President
Orion Capital Companies                 of CI, EBIC, EIC and F&C
9 Farm Springs Road
Farmington, Connecticut 06032

Eva Golden                              Vice President of CSIC,
Orion Capital Companies                 F&C, SICH and CI
9 Farm Springs Road
Farmington, Connecticut 06032
-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CIC
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C                  (8)  Director of EIC
(5)  Director of SICH                 (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of Orion and
Farm Springs Road                       each of the Subsidiaries
Farmington, Connecticut 06032


Stephen M. Mulready (2--9)              Vice President of Orion;
Orion Capital Companies                 President of CSIC and
9 Farm Springs Road                     Vice President of F&C,
Farmington, Connecticut 06032           SICH and CI


Thomas M. Okarma (2--9)                 Vice President of Orion;
DPIC Companies                          President of DPIC and
2959 Monterey/Salinas Highway           Vice President of SICH
Monterey, California 93940              and CI


Robert T. Claiborne                     Vice President and
Orion Capital Corporation               Director of Investment
600 Fifth Avenue                        Research of Orion and
New York, New York 10020                each of the
                                        Subsidiaries


Claudia F. Lindsey                      Vice President of Orion
9 Farm Springs Road                     and each of the
Farmington, Connecticut 06032           Subsidiaries


David B. Semeraro                       Vice President of Orion
Orion Capital Companies                 and Vice President and
9 Farm Springs Road                     Chief Information Officer
Farmington, Connecticut 06032           of each of the
                                        Subsidiaries

-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CI
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C                  (8)  Director of EIC
(5)  Director of SICH                 (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Kevin W. Sullivan                       Vice President and
Orion Capital Corporation               Assistant Chief Invest-
600 Fifth Avenue                        ment Officer of Orion
New York, New York 10020                and each of the Sub-
                                        sidiaries, except for SRI

William M. Beers                        Vice President and
DPIC Companies                          Assistant Secretary of
2959 Monterey/Salinas Highway           each of the Subsidiaries
Monterey, California 93940


Leland H. Beman                        Vice President of each of
Orion Capital Companies                the Subsidiaries, except
9 Farm Springs Road                    for SRI
Farmington, Connecticut 06032


Anne Campbell                          Vice President of CSIC,
Orion Capital Companies                F&C, SICH and CI
9 Farm Springs Road
Farmington, Connecticut 06032


Mary K. Leavey                         Vice President of SRI
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


David B. Rucker                        Senior Vice President of
Orion Capital Companies                CSIC
9 Farm Springs Road
Farmington, Connecticut 06032


Peter M. Vinci                         Vice President and
Orion Capital Companies                Controller of each of the
9 Farm Springs Road                    Subsidiaries
Farmington, Connecticut 06032


James W. Webb                          Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------
Kimberley J. Delany                     Vice President of EIC,
EBI Companies                           EBIC, F&C and CI
12770 Coit Road
Dallas, TX 75251


Graham A. Addington                     Senior Vice President of
DPIC Companies                          DPIC and Vice President
2959 Monterey/Salinas Highway           of SICH
Monterey, CA 93940


A. Russell Chaney                      Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Richard D. Crowell                     Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


William M. Demmon                      Senior Vice President of
DPIC Companies                         DPIC and Vice President of
2959 Monterey/Salinas Highway          SICH
Monterey, California 93940


Patrick C. Ryan                        Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Theresa A. Buckley                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Paul T. Carroccio                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Betty J. Crane                         Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


John P. Doran                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Aileen Ekmekjian                       Vice President of DPIC
DPIC Companies
155 University Avenue
Toronto, Ontario M5H 3B7
Canada


Gail A. Johnson                        Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Edmund Kelly                           Vice President-Finance of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Patricia Marshall                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


William T. Meisen                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Andrea K. Mennenga                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Denise D. Rose                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Stephen F. Saunders                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Charles Wilson, III                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940